# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

December 11, 2018

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In the Matter of

**Exmar Energy Partners LP**
**Room 3206, 32nd Floor**
**Lippo Center, Tower Two**
**No 89 Queensway**
**Hong Kong**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No. 333-198923

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Exmar Energy Partners LP filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Exmar Energy Partners LP has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 11, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Brent J. Fields
Secretary